EXHIBIT 8

HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203

William T. Hart, P.C.		Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
(303) 839-0061
Will Hart
February 25, 2013

Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

Re:           Registration Statement on Form S-1/ Exchange of Warrants

We have acted as counsel for Vanguard Energy Corporation (the “Company”), a Colorado corporation, in connection with the preparation of the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement pertains, in part, to the exchange of 1,500,000 of the Company’s Class A warrants for 1,500,000 of the Company’s Series C warrants (the “Exchange”).

This opinion letter relates to the  taxable aspects of the Exchange under sections 354 and 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and certain collateral issues. We have assumed that the Exchange be conducted in the manner described in the Registration Statement.

For purposes of the opinion set forth below, we have relied upon such documents as we have deemed necessary or appropriate, including, without limitation, all representations, covenants and statements made in such documents. In addition, we have obtained such additional information and representations as we have deemed relevant and necessary through consultation with various representatives of the Company.

The Exchange is not taxable pursuant to Section 354(a)(1) and 368 (a)(1)(E) since (i) the Exchange constitutes a Recapitalization and therefore a Reorganization under Section 368(a)(1)(E), see United Gas Improvement Co. v. Commissioner of Internal Revenue, 142 F.2d 216, 218 (3rd Cir. 1944) (stating that any arrangement where securities of a corporation are readjusted constitutes a recapitalization) (ii) Section 354 exempts exchanges of securities subject to a Reorganization and (iii) warrants are securities pursuant to  see E.P. Raymond, v. Commissioner of Internal Revenue, 37 B.T.A 423 (1938).

Based on the above and existing provisions of the Code, Treasury Department regulations, IRS announcements, published positions and private letter rulings, and court decisions in effect as of the date of this opinion, it is our opinion that, for U.S. federal income tax purposes, the exchange of the Class A warrants for the Series C warrants will not result in a taxable gain or loss to the holders of the Series C warrants.

Our opinion is not binding on the IRS or the courts. Accordingly, no complete assurance can be given that the opinion expressed herein, if contested, would be sustained by a court.

Finally, our opinion is limited to the U.S. federal income tax matters specifically covered hereunder, and we have not been asked to address herein, nor have we addressed herein, any other federal, state, local, or foreign income, estate, gift, transfer, sales, use, or other tax consequences that may result from the Exchange or any other transaction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 of Vanguard Energy Corporation.

Very Truly Yours,

HART & TRINEN, LLP

By:	/s/ William T. Hart
Name: William T. Hart